

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2020

Jesse Correll
Chief Executive Officer
UTG, Inc.
205 North Depot Street
Stanford, KY 40484

> **Re: UTG, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 20, 2020**
> **Form 10-Q for Quarterly Period Ended September 30, 2020**
> **Filed November 13, 2020**
> **File No. 000-16867**

Dear Mr. Correll:

We have reviewed your October 14, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2020 letter.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements
Note 2. Investments

1.   We note your response to prior comment 1. Please address the following:

- Tell us if you recognized, and are continuing to recognize, depreciation upon the change in classification from held for sale to held for investment in accordance with ASC 360-10-35-44(a) considering that it was not probable that these assets would be sold within one year as required by ASC 360-10-45-9(d);
- If you did not recognize depreciation on the former held for sale investments (either

the catch up depreciation upon reclassification to held for investment purposes or normal recurring depreciation since reclassification), tell us the amount of depreciation expense not recorded and provide us your SAB 99 analysis as to whether or not these amounts are material;

- Tell us why depreciation expense declined from $868,630 for the nine months ended September 30, 2019 to $338,550 for the nine months ended September 30, 2020; and

- Tell us why Investment real estate – commercial increased to $5,415,238 at September 30, 2020 from $4,908,028 at December 31, 2019 considering you do not reflect any investment real estate purchases for the nine months ended September 30, 2020.

Note 3. Fair Value Measurements

2. We note your response to prior comment 3 and that you separate realized gains and market value changes in equity securities which together are reported as net investment gains and losses within the income statement as you believe this presentation helps the reader understand what is generating the amounts of net investment gains (losses). Please address the following:

    - Confirm that reported realized gains represents the difference between the acquisition price and the sales price of investments sold and tell us the acquisition prices and sales prices of the four equity securities sold as referenced in your comment letter response;

    - In future filings, please revise your disclosure to present realized investment gains and losses as the difference between proceeds received upon sale and the fair value at the transaction date consistent with the guidance in ASC 321-10-40-1. Note that you are not precluded from discussing cumulative realized gains and losses from the date of acquisition in your Management Discussion and Analysis to inform your investors of investment activity, including market fluctuations over time;

    - In future filings, please revise your income statement presentation to present gains and losses on equity security investments as the difference between the fair value at the beginning of the period and the fair value at the reporting date. Also revise your proposed disclosure in Exhibit D to your October 14, 2020 comment letter response to calculate gains and losses as the difference between the fair value at the beginning of the period versus the reporting date and or sale date, as applicable, and characterize gains or losses as unrealized only on those investments still held at period end consistent with the guidance in ASC 321-10-50-4;

    - Tell us why in your September 30, 2020 Form 10-Q you reported that the gain on music royalties sold during the first quarter of 2020 was approximately $6.3 million upon sale whereas in your March 31, 2020 and June 30, 2020 Forms 10-Q you reported this amount as approximately $4.1 million and approximately $4.2 million, respectively;

    - Your proposed disclosure in Exhibit E states that you have concentration risk within investments in the oil and gas industry. Please also disclose whether you have any concentrations relative to individual holdings that are significant to your respective investment portfolios; and

- Please disclose in future filings, your oil and gas investments by industry type and balance sheet classification as provided in Exhibit A to your September 3, 2020 comment letter response.

       You may contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Finance